UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

UCLOUDLINK GROUP INC.
(Name of Issuer)
Class A ordinary shares, par value US$0.00005 per share
(Title of Class of Securities)
90354D104 **
(CUSIP Number)
September 20, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 90354D104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on Nasdaq Global Market under the symbol “UCL.” Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90354D104

1.	Names of Reporting Persons China International Capital Corporation Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 10,000,000 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 10,000,000 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.96% (2)
12.	Type of Reporting Person CO

(1) China International Capital Corporation Limited (“CICC Limited”) may be deemed to have beneficial ownership over 10,000,000 Class A ordinary shares held of record in the form of 1,000,000 ADSs by CICC Financial Trading Limited, a company indirectly wholly owned by CICC Limited through China International Capital Corporation (International) Limited and CICC Financial Holdings Limited, both of which are wholly-owned subsidiaries of CICC Limited.

(2) Calculated based on 167,674,670 Class A ordinary shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 30, 2022 for the quarterly period ended June 30, 2022.

CUSIP No. 90354D104

1.	Names of Reporting Persons China International Capital Corporation (International) Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 10,000,000 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 10,000,000 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.96% (2)
12.	Type of Reporting Person CO

(1) China International Capital Corporation (International) Limited (“CICC International”) may be deemed to have beneficial ownership over 10,000,000 Class A ordinary shares held of record in the form of 1,000,000 ADSs by CICC Financial Trading Limited, a company indirectly wholly owned by CICC International through CICC Financial Holdings Limited, which is a wholly-owned subsidiary of CICC International.

(2) See (2) above.

CUSIP No. 90354D104

1.	Names of Reporting Persons CICC Financial Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 10,000,000 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 10,000,000 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.96% (2)
12.	Type of Reporting Person CO

(1) CICC Financial Holdings Limited may be deemed to have beneficial ownership over 10,000,000 Class A ordinary shares held of record in the form of 1,000,000 ADSs by CICC Financial Trading Limited, which is a company wholly owned by CICC Financial Holdings Limited.

(2) See (2) above.

CUSIP No. 90354D104

1.	Names of Reporting Persons CICC Financial Trading Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 10,000,000 Class A ordinary shares(1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 10,000,000 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.96% (2)
12.	Type of Reporting Person CO

(1) Represents 10,000,000 Class A ordinary shares held of record in the form of 1,000,000 ADSs by CICC Financial Trading Limited.

(2) See (2) above.

Item 1(a).	Name of Issuer:

uCloudlink Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	China International Capital Corporation Limited

(2)	China International Capital Corporation (International) Limited

(3)	CICC Financial Holdings Limited

(4)	CICC Financial Trading Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of China International Capital Corporation Limited is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China.

The principal business address of each of China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited is 29/F, One International Finance Centre, 1. Harbour View Street, Central, Hong Kong.

Item 2(c).	Citizenship:

(1)	China International Capital Corporation Limited – People’s Republic of China

(2)	China International Capital Corporation (International) Limited – Hong Kong

(3)	CICC Financial Holdings Limited – British Virgin Islands

(4)	CICC Financial Trading Limited – Hong Kong

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.00005 per share.

Item 2(e).	CUSIP Number:

CUSIP number 90354D104 has been assigned to the ADSs of the Issuer, each ADS representing ten Class A ordinary shares, par value US$0.00005 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

China International Capital Corporation Limited indirectly wholly owns CICC Financial Holdings Limited (“CICC Financial”) through China International Capital Corporation (International) Limited. CICC Financial wholly owns CICC Financial Trading Limited, which is a wholly-owned subsidiary of CICC Financial.

(a)       The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)       The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)       The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

China International Capital Corporation Limited

By:	/seal/ CHINA INTERNATIONAL CAPITAL CORPORATION LIMITED /s/ Bo Wu
Name: Bo Wu Title: Officer

China International Capital Corporation (International) Limited

By:	/s/ Jiaxing Zhou
Name: Jiaxing Zhou Title: Authorized Signatory

CICC Financial Holdings Limited

By:	/s/ Jiaxing Zhou
Name: Jiaxing Zhou Title: Authorized Signatory

CICC Financial Trading Limited

By:	/s/ Jia Jia
Name: Jia Jia Title: Director

[Signature page to Schedule 13G]

Exhibit Index

Exhibit	Description
99.1	Joint Filing Agreement, dated September 30, 2022, by and between China International Capital Corporation Limited, China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited